EXHIBIT 99.1

Acasti Pharma Announces Mailing of Management Information Circular and Amendment to Stock Option Plan

LAVAL, QUÉBEC, July 31, 2018 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. (“Acasti” or the “Company”) (NASDAQ: ACST – TSX-V: ACST), today announced the mailing of its management information circular for the upcoming annual meeting of the shareholders (the “Meeting”) of the Company to be held at 1000 De La Gauchetière Street West, Suite 2100, Montreal, Québec H3B 4W5, Canada, on August 28, 2018 at 10:00 a.m.

The Company also announces that, subject to the approval of shareholders at the Meeting, the Board of Directors has amended the Company’s stock option plan (the “Stock Option Plan”) in order to decrease the fixed number of common shares of the Company (“Common Shares”) that may be issued upon the exercise of all options granted under the Stock Option Plan from the previous proposal of 7,325,612 shares, as announced on July 2, 2018, which would have represented 20% of the issued and outstanding Common Shares as of June 27, 2018, to 5,494,209 shares, representing 15% of the issued and outstanding Common Shares as of June 27, 2018.

This amendment to the number of Common Shares reserved for issuance under the Stock Option Plan supersedes the amendment previously announced by the Company on July 2, 2018 and reflects management’s desire to reduce potential equity dilution, while providing sufficient flexibility to recruit and retain key talent.

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. The Company is developing CaPre in a Phase 3 clinical program in patients with severe hypertriglyceridemia, a market that includes 3 to 4 million patients in the U.S. The addressable market may expand significantly if omega-3s demonstrate long-term cardiovascular benefits in on-going outcomes studies (REDUCE-IT and STRENGTH). Acasti may need to conduct at least one additional clinical trial to expand CaPre’s indications to this segment.  Acasti’s strategy is to commercialize CaPre in the U.S. and the Company is pursuing development and distribution partnerships to market CaPre in major countries around the world. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of U.S. federal securities laws (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “potential,” “should,” “may,” “will,” “plans,” “continue” or other similar expressions to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking statements in this press release include, but are not limited to, information or statements about Acasti’s strategy, future operations, prospects and the plans of management; Acasti’s ability to conduct all required clinical and non-clinical trials for CaPre, including the timing and results of those trials; and, CaPre’s potential to become the “best-in-class” cardiovascular drug for treating severe Hypertriglyceridemia (HTG).

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement, the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest annual report on Form 20-F and most recent management’s discussion and analysis (MD&A), which are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar/shtml, and on the investor section of Acasti’s website at www.acastipharma.com. All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to assumptions and risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions, including Acasti’s latest annual report on Form 20-F and most recent MD&A.

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:
Jan D’Alvise
Chief Executive Officer
Tel:  450-686-4555
Email:  info@acastipharma.comwww.acastipharma.com

U.S. Contact:
Crescendo Communications, LLC
Tel:  212-671-1020
Email: ACST@crescendo-ir.com

Canada Contact:
Glen Akselrod / Bristol Capital Ltd.
Tel:  905-326-1888 ext 10
Email:  glen@bristolir.com